EXHIBIT 99.1

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL MEETING OF SHAREHOLDERS

APRIL 23, 2013

Final Report On Attendance

We are pleased to report that there are 111 Shareholders holding 109,804,380

Common Shares represented in person or by proxy at this meeting.

This represents 54.75% of the 200,507,537 issued and outstanding Common Shares.

Dated this 23rd day of April, 2013.

CIBC MELLON TRUST COMPANY

Anoosheh Farzanegan

Karen Garrod

sg\AlgonquinUtilitiesPre

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL MEETING OF SHAREHOLDERS

APRIL 23, 2013

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that the shareholders ratified the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors of the Corporation to fix the remuneration of the auditors.

Proxies Tabulated:

For:	108,763,080
Withheld:	988,346
Total:	109,751,426

Resolution #2:

On a ballot, the shareholders ratified the Election of directors for all nominees listed below:

Ballots Tabulated:

	For	Withheld
Christopher Ball	105,637,570	1,009,183
Christopher Huskilson	79,172,372	27,474,381
Christopher Jarratt	88,721,561	17,925,192
Kenneth Moore	104,202,246	2,444,507
Ian Robertson	90,245,457	16,401,296
George Steeves	102,167,503	4,479,250

Resolution #3:

On a show of hands, the Chairman declared that the shareholders ratified the resolution approving unallocated options under the Corporation’s stock option plan, which resolution is set forth in Schedule “B” of the Circular.

Proxies Tabulated:

For:	92,982,564
Against:	13,611,235
Total:	106,593,799

…2/

Page -2-

Algonquin Power & Utilities Corp.

Voting Results

Resolution #4:

On a ballot, the shareholders ratified the resolution approving the continuance, amendment and restatement of the Corporation’s shareholder rights plan, which resolution is set forth in Schedule “C” of the Circular.

Ballots Tabulated:

For:	105,499,978
Against:	1,145,775
Total:	106,645,753

*For:	55,373,212
Against:	1,145,775
Total:	56,518,987

*Excludes 50,126,766 shares owned by Emara Inc. or its affiliates.

Resolution #5:

On a ballot, the shareholders ratified the resolution approving the issuance of common shares and securities convertible into common shares to Emera Incorporated (“Emera”) from time to time, as a result of which Emera’s holdings increase from between 15% and 20% to greater than 20% (but less than 25%) of the outstanding common shares of the Corporation, subject to the limitations set out in such resolution, the text of which is set forth in Schedule “E” of the Circular.

Ballots Tabulated:

*For:	55,789,294
Against:	730,693
Total:	56,519,987

*Excludes 50,126,766 shares owned by Emara Inc. or its affiliates.

Resolution #6:

On a ballot, the shareholders ratified the advisory resolution set forth in Schedule “F” of the Circular to accept the approach to executive compensation disclosed in the Circular.

Ballots Tabulated:

For:	103,543,527
Against:	3,103,011
Total:	106,646,538

Dated this 23rd day of April, 2013.

CIBC MELLON TRUST COMPANY

Anoosheh Farzanegan	Karren Garrod

sg\AlgonquinVotingResultRev